FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This is a translation of a Spanish language announcement

In case of discrepancies, the Spanish version will prevail.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS OF GAS NATURAL SDG, S.A.

Extraordinary General Meeting of Shareholders of Gas Natural SDG, S.A.

The Board of Directors of Gas Natural SDG, S.A. has resolved to call an Extraordinary General Meeting of Shareholders of the Company, as indicated below:

Date, time and place:

Date: April 7, 2006, Friday – Time: 12:00 p.m. – Place: Barcelona, Auditorium of the Palau de Congressos de Catalunya, Avda. Diagonal, 661-671, on first call.

In the event that the General Shareholders’ Meeting cannot be held on first call, due to insufficient quorum for attendance as required by the Law and the Bylaws, it shall be held on second call on April 8, 2006, Saturday, at the same place and time, the cards issued for the first call to meeting being valid for the second call.

Agenda:

FIRST.- Increase of the capital stock for the face amount of 602,429,955 euros through the issuance of 602,429,955 new common shares, having a par value of one (1) euro each, with an issuance premium to be determined, pursuant to Article 159.1.c) in fine of the Law of Corporations (Ley de Sociedades Anónimas), by the Board of Directors, at the time the capital increase is executed. The equivalent value of the increase will be in-kind contributions consisting of the shares of Endesa, S.A., whose holders accept the Tender Offer (OPA) made by Gas Natural SDG, S.A. The increase will be implemented with the total elimination of the preferential subscription right and express allowance for the possibility of partial subscription.

SECOND.- Request to be made to the competent national and international agencies to admit the new shares to be traded on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, including the Stock Exchange Interconnection System (Continuous Market) and admit the shares of Gas Natural SDG, S.A. to be traded, by means of ADSs, on the New York Stock Exchange, in the manner required by each of such exchanges.

THIRD.- In accordance with Article 153.1.a) of the Law of Corporations (Ley de Sociedades Anónimas), delegation to the Board of Directors, having powers of substitution on its Executive Committee, of the powers necessary to determine the conditions of the increase in all aspects not provided by the General Shareholders’ Meeting, including, among other matters, the determination of the amount of the share premium, the final implementation of the capital increase as a result of the acceptances of the Tender Offer (OPA), the amendment of Article 5 and first paragraph of Article 6 of the bylaws to conform to the new share capital figure, as well as the issuance of any public and private documents that may be necessary to execute the resolution of the capital increase.

FOURTH.-	Ratification and appointment of director.

FIFTH.- Authorization to the Board of Directors to interpret, correct, supplement, execute and implement the resolutions adopted by the General Shareholders Meeting, as well as to substitute the powers it receives from the General Shareholders Meeting, and grant of powers for purposes of elevating such resolutions to a public instrument.

Right to Information:

As of this notice of meeting, the shareholders shall have the right to examine, at the corporate domicile (Avda. Portal de l´Àngel 22, Barcelona, Investor Relations Department), to go to the Company’s website (www.gasnatural.com), and to obtain or request the free mailing or delivery in printed form of, the following documents:

1.	Proposals of resolutions pertaining to each of the items on the Agenda of the General Shareholders’ Meeting.

2.	Company Management Report prepared with respect to the capital increase proposal, and for purposes of Articles 144 (on the resolution of capital increase), 155 (on equivalent value of the capital increase) and 159 (referring to the exclusion of the preferential subscription right) of the Law of Corporations (Ley de Sociedades Anónimas).

3.	Report of the independent expert appointed by the Commercial Registry of Barcelona with respect to the First Item on the Agenda of the General Shareholders’ Meeting, referring to the capital increase with in-kind consideration.

4.	Report of the independent auditor appointed by the Commercial Registry of Barcelona with respect to the First Item on the Agenda of the General Shareholders’ Meeting, referring to the exclusion of the preferential subscription right.

In accordance with Article 112 of the Law of Corporations (Ley de Sociedades Anónimas) and Article 7 of the Regulations of the General Shareholders’ Meeting, the shareholders, by written notice, prior to the General Shareholders’ Meeting, may request from the Directors reports or clarifications, or ask questions concerning the matters contained in the Agenda and on publicly accessible information that was provided by the Company to the Spanish Securities Exchange Commission (Comisión Nacional del Mercado de Valores) since the last General Shareholders’ Meeting (April 20, 2005).

In requests for information, the applicant must evidence his identity with a photocopy of his National Identity Card or passport, and, if a legal entity, with a document sufficiently evidencing the authority of its representative. The applicant must also prove his status as a shareholder or provide sufficient data (number of shares and depositary entity) so that they can be verified by the Company.

Right of Attendance:

Holders of at least 100 shares and holders, with less than 100 shares, as a group and who have designated a representative, which, at least five (5) days prior to the date of the first call to meeting, are registered in the record lists of the member entities of the Management Company of Registro, Compensación y Liquidación de Valores, S.A. (Securities Clearing and Settlement Systems) (IBERCLEAR), may attend the General Shareholders’ Meeting, and provide, through the member entity, the attendance card issued by the Company.

Attendance card registration will begin one hour prior to the time set forth for the start of the Meeting.

Proxy:

In accordance with Article 34 of the Bylaws of the Company and Article 8 of the Regulations of the General Shareholders’ Meeting, shareholders having the right of attendance may be represented at the General Shareholders’ Meeting by another person, who must be a shareholder, with equal attendance rights, by notifying the Company (Investor Relations Department) of the proxy at least three (3) days prior to the date scheduled for the General Shareholders’ Meeting to be held on first call. The proxy must always be conferred in writing and be specific to each Meeting, except as provided in Article 108 of the Law of Corporations (Ley de Sociedades Anónimas).

Shareholders who are natural persons who do not have full civil rights and shareholders who are legal entities may be represented by persons exercising their duly accredited legal proxy. A proxy conferred upon a person who is not able to be a representative pursuant to law will not be valid or effective. A proxy is always revocable. The individual attendance at the General Shareholders’ Meeting of the person being represented shall have the value of revocation of such proxy.

The delegation of proxy must be completed and signed by the shareholder, and must be accepted by the representative of the shareholder. The shareholder to whom the proxy is granted must exercise such representation by attending the Meeting personally, delivering the attendance card and delegating to the shareholder registration desks, at the place and date specified for the holding of the General

Shareholders’ Meeting and within the specified time period prior to the start of the meeting.

In the event that the delegation is given to the Board of Directors, it will be understood that the proxy has been granted indistinctly to the President, Vice President, Managing Director (Consejero Delegado) or Assistant Secretary of the Board of Directors.

The document evidencing the proxy will contain or have attached to it the Agenda, as well as the voting instructions request and an indication of how the representative will vote in case no specific instructions are given. In the event that there is no express indication, it will be understood that the vote is in favor of the proposed resolutions submitted by the Board of Directors.

The validity of the conferred proxy will be subject to the Company’s verification of the represented shareholder’s status as shareholder, and of the status of the representative as a shareholder having the right of attendance. If there is a discrepancy between the number of shares indicated by the represented shareholder and the number shown in the Record Entries notified by IBERCLEAR to the Company, the number of shares delivered by the latter entity shall be considered valid for purposes of quorum and voting.

In case a shareholder makes several delegations, the last delegation that he has made, within the statutory term, shall prevail.

Presence of a Notary

The Board of Directors will require the presence of a Notary to draw up the minutes of the General Shareholders’ Meeting.

Other Information of Interest to Shareholders

On February 27, 2006, the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores) authorized the Tender Offer (OPA) for the acquisition of Endesa, S.A. by Gas Natural SDG, S.A., referred to in the first item of the agenda of this notice of meeting. The shareholders are notified that the prospectus of the Offer can be viewed on the Company’s website (www.gasnatural.com) .

In addition, the shareholders are informed that, in accordance with the requirement by the Spanish National Securities Exchange Commission to the Company on February 24, 2006, any decision adopted by the competent corporate bodies of the Gas Natural SDG, S.A. on a possible improvement of the Offer shall be communicated by the filing of a relevant fact through the website of the Spanish National Securities Exchange Commission (www.cnmv.es).

Finally, the shareholders are reminded that they can consult the Company’s website (www.gas.natural.com) for the full text of all relevant facts filed by Gas Natural SDG, S.A.

General Information

The personal data submitted by shareholders for purposes of delegating their attendance right will be treated by the Company solely for such purposes, being able to exercise, when legally appropriate, the rights of access, correction, cancellation and opposition.

Note.- Although a second call is provided for in this announcement because of prior years’ experience, it is expected that the necessary quorum will be reached to hold the Meeting on first call.

Barcelona, March 3, 2006.

Chairman of the Board of Directors, Salvador Gabarró Serra.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: March 8, 2006	By:	/s/ Rafael Villaseca Marco
Name: Rafael Villaseca Marco
Title: Chief Executive Officer